Exhibit 2.1

Description of Ordinary Shares of the Registrant

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, Pharvaris N.V. (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended; our registered ordinary shares.

We are registered with the Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 64239411. Our corporate seat is in Leiden, the Netherlands, and our registered office is also in Leiden, the Netherlands.

The following description of our ordinary shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Association, which are incorporated by reference as an exhibit to this Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

A. Ordinary Shares

Our ordinary shares and preferred shares shall be in registered form (op naam). We may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by our Board. Our authorized share capital amounts to €14,100,000, divided into 58,750,000 ordinary shares, each with a nominal value of €0.12, and 58,750,000 preferred shares, each with a nominal value of €0.12.

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association.

The following summarizes the main rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of directors;

•	there are no cumulative voting rights;

•

the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any, following payment of the preferred dividend if any preferred shares are or have been outstanding (to the extent holders or former holders of preferred shares are entitled to such distribution under our Articles of Association);

•

upon our liquidation, dissolution or winding-up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities, following payment of the preferred dividend if any preferred shares are or have been outstanding (to the extent holders or former holders of preferred shares are entitled to such distribution under our Articles of Association); and

•

the holders of ordinary shares have preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our Articles of Association.

B. Amendment to our Articles of Association

An amendment of our Articles of Association would require a resolution of the general meeting upon proposal by the Board.

C. Limitations on the Rights to Own Ordinary Shares

Our ordinary shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our Articles of Association contain no limitation on the rights to own our ordinary shares and no limitation on the rights of nonresidents of the Netherlands or foreign shareholders to hold or exercise voting rights. Our preferred shares shall only be issued to the protective foundation, if and when incorporated.

D. Limitation on Liability and Indemnification Matters

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the Company and to third parties for infringement of the Articles of Association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our Articles of Association provide for indemnification of our current and former directors (and other current and former officers and employees as designated by our Board). No indemnification shall be given to an indemnified person:

•

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

•

to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

•

in relation to proceedings brought by such indemnified person against the Company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our Articles of Association, pursuant to an agreement between such indemnified person and the Company which has been approved by the Board or pursuant to insurance taken out by the Company for the benefit of such indemnified person; or

•	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.

Under our Articles of Association, our Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

E. Shareholders’ Meetings and Consents

General Meeting

General meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Leiden, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual general meeting must be held within six months of the end of each financial year. Additional extraordinary general meetings may also be held, whenever considered appropriate by the Board and shall be held within three months after our Board has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid-up and called-up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the applicants have previously requested our Board to convene a general meeting and our Board has not taken the necessary steps so that the general meeting could be held within six weeks after the request.

General meetings can be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the general meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 days prior to the day of the meeting. The agenda for the annual general meeting shall include, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the Board, including the filling of any vacancies in the Board. In addition, the agenda shall include such items as have been included therein by the Board.

The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the Dutch Corporate Governance Code, or the DCGC, and our Articles of Association, shareholders having the right to put item on the agenda under the rules described above, shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the Company’s strategy (for example, the removal of directors), the Board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and must explore alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and does not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

In addition, the Dutch Senate recently approved a bill which, once enacted, would introduce a statutory cooling-off period of up to 250 days during which our general meeting would not be able to dismiss, suspend or appoint directors (or amend the provisions in our Articles of Association dealing with such matters) unless those matters would be proposed by the Board. This cooling-off period could be invoked by the Board if (i) shareholders, using either their shareholder proposal right or their right to request a general meeting, propose an agenda item for the general meeting to dismiss, suspend or appoint a director (or an amendment to our Articles of Association dealing with such matters) or (ii) a public offer for the Company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of the Company and its business. The cooling-off period, if invoked, ends at occurrence of the earliest of the following events: (a) the expiration of 250 days from: (i) in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal expired; (ii) in case of shareholders using their right to request a general meeting, the day when they obtain court authorization to do so; or (iii) in case of a hostile offer being made, the first following day; (b) the day after the hostile offer having been declared unconditional; or (c) Board voluntarily terminating the cooling-off period.

In addition to the termination grounds provided under this bill, shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber, for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that (i) the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile public offer constituted a material conflict with the interests of the Company and its business, (ii) the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making or (iii) if other defensive measures have been activated for the Company during the cooling-off period which have not been terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures). During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process. In this context, the Board must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and with the Dutch works council (if we have one). Formal statements expressed by these stakeholders during such consultations must be published on the Company’s website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting.

The general meeting is presided over by the chairman of the Board. If no chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by the vice-Chairman. If no vice-Chairman has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by the chief executive officer. If no chief executive officer has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another director present at the meeting. If no director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Directors may always attend a general meeting. In these meetings, they have an advisory vote. The chairman of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the general meeting. Under our Articles of Association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Quorum and voting requirements

Each ordinary share and each preferred share confers the right on the holder to cast one vote at the general meeting. Shareholders may vote by proxy. No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

Decisions of the general meeting are taken by a simple majority of votes cast, except where Dutch law or our Articles of Association provide for a qualified majority or unanimity.

F. Board

Appointment of directors

Under our Articles of Association, the directors are appointed by the general meeting upon binding nomination by our Board, on a recommendation of our nomination and corporate governance committee. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the Board shall make a new nomination.

At a general meeting, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto. Upon the appointment of a person as a director, the general meeting shall determine whether that person is appointed as executive director or as non-executive director.

Duties and liabilities of directors

Under Dutch law, the Board as a collective is responsible for our management, strategy, policy and operations. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors supervise the performance of the duties of our directors, our policy and our general course of affairs.

Subject to certain limitations under Dutch law, the directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the Board. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the Board regarding a material change in our identity or character requires approval of the general meeting.

G. Dividends and Other Distributions

Amount available for distribution

We may only make distributions, whether of profits or from our reserves, to our shareholders to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our Articles of Association. Under our Articles of Association, if any preferred shares are or have been outstanding, the preferred dividend is first paid out of the profit, if available for distribution, to the holders or former holders, as applicable, of those preferred shares to the extent they are entitled to such distribution under our Articles of Association. Our Board may decide that all or part of our remaining profits are carried to reserves. After such reservation, any remaining profit will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

Dividends and other distributions shall be made payable not later than the date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Exchange controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Squeeze-out procedures

A shareholder who alone or together with group companies holds at least 95% of our issued share capital for his or her own account may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber, and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

H. Dissolution and Liquidation

Under our Articles of Association, we may be dissolved by a resolution of the general meeting, subject to a proposal of the Board. In the event of a dissolution, the liquidation shall be effected by the Board, unless the general meeting decides otherwise. During liquidation, the provisions of our Articles of Association will remain in force as far as possible. To the extent that any assets remain after payment of all debts, if any preferred shares are or have been outstanding, a liquidation distribution equal to the preferred dividend is first paid out to the holders or former holders of those preferred shares (to the extent they are entitled to such distribution under our Articles of Association). Any remaining assets shall be distributed to the holders of ordinary shares in proportion to their ordinary shares.

I. Exclusive Forum

Our Articles of Association provide that the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Articles of Association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our Articles of Association described above.

J. Comparison of Dutch Corporate Law and U.S. Corporate Law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this Exhibit 2.1. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of Directors

The Netherlands. We have a one-tier board structure consisting of one or more executive directors and one or more non-executive directors. Under Dutch law, the board of directors as a collective is responsible for our management, strategy, policy and operations. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors supervise the performance of the duties of our directors, our policy and our general course of affairs. Subject to certain limitations under Dutch law, the directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the board of directors. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in our identity or character requires approval of the general meeting.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the stockholders. Under certain circumstances (such as defensive actions in response to a change of control), Delaware courts may also impose more rigorous standards of conduct upon directors of a Delaware corporation.

Director terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for directors’ service:

•	Executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms executive directors may serve.

•

Non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that in the event of reappointment after an eight-year term of office the reasons for such reappointment should be disclosed in the Company’s statutory annual Board report.

The general meeting shall at all times be entitled to suspend or remove a director. Under our Articles of Association, the general meeting may only adopt a resolution to suspend or remove such director by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the board of directors, in which case a simple majority of the votes cast is sufficient.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands. Our Board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of directors without requiring a shareholder vote. If all of our directors are absent or incapacitated, our management shall be attributed to the person who most recently ceased to hold office as the chairman of our Board. If such former chairman would be unwilling or unable to accept that position, our management would be attributed to the person who most recently ceased to hold office as our chief executive officer. If such former chief executive officer would also be unwilling or unable to accept that position, our management would be attributed to one or more persons whom the general meeting would designate for that purpose. The person(s) charged with our management in this manner, may designate one or more persons to be charged with our management instead of, or together with, such person(s).

Under Dutch law, directors are appointed and reappointed by the general meeting, on a recommendation of our nomination and corporate governance committee. Under our Articles of Association, directors are appointed by the general meeting upon the binding nomination by our Board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the Board shall make a new nomination.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands. Under Dutch law and our Articles of Association, our directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the director concerned is unable to serve our interests and the business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our Articles of Association provide that if as a result of conflicts of interests no resolution of the Board can be adopted, the resolution may nonetheless be adopted by the Board as if none of the directors had a conflict of interest. In that case, each director is entitled to participate in the discussion and decision-making process and to cast a vote.

The DCGC provides the following best practice recommendations in relation to conflicts of interests:

•

a director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such director to the other directors without delay, providing all relevant information in relation to the conflict;

•	the board of directors should then decide, outside the presence of the director concerned, whether there is a conflict of interest;

•	transactions in which there is a conflict of interest with a director should be agreed on arms’ length terms; and

•

a decision to enter into such a transaction in which there is a conflict of interest with a director that is of material significance to the Company and/or to such director shall require the approval of the board of directors, and such transactions should be disclosed in the Company’s annual board report.

Delaware. Under the Delaware General Corporation Law transactions involving a Delaware corporation and an interested director of that corporation would not be voidable if:

•

the material facts as to the director’s relationship or interest are disclosed or known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts are disclosed or known as to the director’s relationship or interest and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing or by electronic means.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholders Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our Articles of Association, each issued ordinary share and each issued preferred share confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht).

In accordance with our Articles of Association, for each general meeting, the Board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our Articles of Association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands. Pursuant to our Articles of Association, extraordinary general meetings will be held whenever required under Dutch law or whenever our Board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings, representing at least 3% of the issued share capital, except where the Articles of Association state a lower percentage. Our Articles of Association do not state such lower percentage. Requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting.

In accordance with the DCGC, and our Articles of Association, shareholders having the right to put item on the agenda under the rules described above, shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the Company’s strategy (for example, the removal of directors), the Board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and must explore alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and does not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. Delaware law provides that stockholders have the right to put any proposal before the annual meeting of stockholders, so long as it complies with the notice provisions in the corporation’s governing documents. In addition, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who satisfies certain specified criteria with respect to the amount and length of ownership of the corporation’s securities, such stockholder may be eligible to have its proposal included in the corporation’s proxy statement for consideration by all of the corporation’s shareholders.

Action by written consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the Articles of Association allow such action by written consent, (ii) the Company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our Articles of Association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded Company.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “—E. Dividends and Other Distributions—Squeeze-out procedures.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands. In the event a third-party is liable to a Dutch company, only the Company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the Company. Only in the event that the cause for the liability of a third-party to the Company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands. Under Dutch law, when issuing shares, a public company with limited liability such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its Articles of Association, acquire shares in its own capital. A listed public company with limited liability such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its Articles of Association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up share capital plus any reserves required by Dutch law or its Articles of Association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a right of pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then current issued share capital. Such company may only acquire its own shares if its general meeting has granted the board of directors the authority to effect such acquisitions.

An acquisition of ordinary shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our Board. On February 1, 2021, our general meeting adopted a resolution pursuant to which our Board is authorized, for a period of 18 months following February 9, 2021 to cause the repurchase of ordinary shares by us of up to 10% of our issued share capital, for a price per share not exceeding 110% of the average market price of our ordinary shares on Nasdaq (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans. No authorization of the general meeting is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Delaware. Under the Delaware General Corporation Law, a corporation may generally purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its stock, or if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our Company more difficult or less attractive, including:

•	the authorization of a class of preferred shares that may be issued to a protective foundation pursuant to a call option to that effect;

•

a provision that our directors may only be removed at the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital if such removal is not proposed by our Board;

•

our directors being appointed on the basis of a binding nomination by our Board, which can only be overruled by the general meeting by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital (in which case the Board shall make a new nomination);

•	a provision which allows the former chairman of our Board or our former chief executive officer to be charged with our management if all of our directors are absent or incapacitated; and

•	requirements that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our Board.

In addition, Dutch law allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any one year.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains provisions that protect Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions with an “interested stockholder” (which could include a shareholder that beneficially owns 15% or more of a corporation’s voting stock) for a period of three years following the time that such person becomes an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the Company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. In most cases, such an amendment is not effective until 12 months following its adoption.

Access to books and records

The Netherlands. The board of directors provides the general meeting, within a reasonable amount of time with all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our Company. If the board of directors invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of Directors

The Netherlands. Under our Articles of Association, the general meeting shall at all times be entitled to suspend or dismiss a director. The general meeting may only adopt a resolution to suspend or dismiss a director by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the board of directors, in which latter case a simple majority is sufficient.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Issuance of Shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the board of directors, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years.

On February 1, 2021, our general meeting authorized our Board, for a period of five years following February 5, 2021, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Delaware. The issuance of shares requires the board of directors to adopt a resolution or resolutions, authorizing the issuance, pursuant to authority expressly vested in the board of directors by the provisions of the Company’s certificate of incorporation.

Pre-emptive rights

The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our Articles of Association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting upon proposal of the board of directors. Our preferred shares carry no preemptive rights.

The board of directors may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

On February 1, 2021, our general meeting authorized our Board, for a period of five years following February 5, 2021, to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the Board is authorized to resolve upon. See above under “—Issuance of Shares.”

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up issued share capital and the reserves that must be maintained under the law or the Articles of Association. Interim dividends may be declared as provided in the Articles of Association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up issued share capital plus any reserves as described above as apparent from our financial statements. Under Dutch law, the Articles of Association may prescribe that the board of directors decide what portion of the profits are to be held as reserves.

Under the Articles of Association, first, if any preferred shares are or have been outstanding, a dividend is first paid out of the profit, if available for distribution, to the holders or former holders, as applicable, of those preferred shares to the extent they are entitled to such distribution under our Articles of Association. Any remaining profit is carried to the reserve as the board of directors determines. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to the applicable restrictions of Dutch law. We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the Delaware General Corporation Law, subject to any restrictions contained in the corporation’s certificate of incorporation, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares of the corporation’s capital stock, property or cash.

Shareholder vote on Certain Reorganizations

The Netherlands. Under Dutch law, the general meeting must approve resolutions of the board of directors relating to a significant change in the identity or the character of the Company or the business of the Company, which includes:

•	a transfer of the business or virtually the entire business to a third-party;

•

the entry into or termination of a long-term cooperation of the Company or a subsidiary with another legal entity or Company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the Company; and

•

the acquisition or divestment by the Company or a subsidiary of a participating interest in the capital of a Company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the Company.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger, and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Compensation of Directors

The Netherlands. Under Dutch law and our Articles of Association, we must adopt a compensation policy for our Board. Such compensation policy shall be adopted by the general meeting upon the proposal of the board of directors. The board of directors determines the compensation of individual directors with due observance of the compensation policy. Our executive directors may not participate in the discussions or decision-making regarding the compensation of executive directors. A proposal by the board of directors with respect to compensation schemes in the form of shares or rights to shares is submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the board of directors and the criteria for granting or amendment.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.